

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Robert L. Howard-Anderson
Chief Executive Officer
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, California 93117

> **Re:** **Occam Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 001-33069**

Dear Mr. Howard-Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant